March 29, 2022

Lion Copper and Gold Corp. TSX-V: LEO OTCQB: LCGMF

CEO'S LETTER TO SHAREHOLDERS

Dear Shareholders,

I would like to express my appreciation for your support of Lion CG and provide an update on our business related to our Mason Valley assets.

Lion CG's position in Nevada's Yerington Mining District is strategic, including a large, centrally located land package, topography suitable for district-scale mining infrastructure, and significant exploration upside. We believe that the district is one of the largest, untapped repositories of copper mineralization in North America, with Lion CG having significant copper mineral resources and mineralized inventory between MacArthur, Yerington and Bear, and dozens of additional known targets on our lands.

Lion CG's Transaction with Rio Tinto

As many are already aware, we recently announced (March 21, 2022 news release) an option to earn-in agreement ("Option Agreement") with Rio Tinto America Inc. ("Rio Tinto"). We are very excited to be one of the first companies globally to test and possibly commercially deploy Rio Tinto's NutonTM technology. The NutonTM technology is an industry-leading copper heap leaching technology that has the potential to unlock significant value from both mined ore and new copper sources through reprocessing of waste on our lands, including at the legacy Anaconda Copper Mine in Yerington.

The Option Agreement, once customary approval is received by the stock exchange, allows Rio Tinto to contribute up to US$59M over three stages of mutually agreed upon Mason Valley work programs. We envision these will commence as follows: Stage 1 in 2022, Stage 2 in 2023, and Stage 3 (feasibility study and ancillary works) in 2024, but the timing may change depending on various factors. Rio Tinto may terminate the Option Agreement after either the Stage 1 or Stage 2 program completion with no retained interest. After Stage 2 or through an early exercise, Rio Tinto will decide whether it will exercise the option and fund the Stage 3 feasibility study.

The Stage 3 feasibility study will include a mineral reserve estimate, economic analysis, and may allow for financing of the project, both through equity and debt. The feasibility study will allow for project parameters, including economic indicators, to be disclosed to the market. Lion CG will continue as owner of the Mason Valley assets and the sole operator of their development and operation through the completion of the feasibility study. If both Lion CG and Rio Tinto elect to continue after the feasibility study, they will form an investment vehicle into which the Mason Valley assets will be transferred. Rio Tinto will hold at least a 65% interest in the investment vehicle and, of importance to Lion CG shareholders, Lion CG will retain the remainder of the interest (up to 35%).

Mason Valley Work Programs

We expect the work programs under the Rio Tinto transaction will include:

  MacArthur project development
  MacArthur environmental baseline and permitting
  Metallurgical testing of NutonTM technologies on ores
  Yerington mine and legacy materials evaluation and permitting considerations
  Exploration on oxide and sulphide resource targets
  Mason Valley G&A expenses
  Feasibility Study

Our intent in this transaction, subject to the continued participation of Rio Tinto, is that Lion CG will have no further funding requirements for development of the Mason Valley assets, up until the feasibility study is completed and a project financing decision is made, with the possible exception of Stage 1-3 program costs that exceed Rio Tinto's funding commitments.

Rio Tinto's NutonTM Technology

  NutonTM is an innovative venture that aims to help grow Rio Tinto's copper business.
  At the core of NutonTM is a portfolio of proprietary copper leach related technologies and capability - a product of almost 30 years of research and development.
  The NutonTM technology offers the potential to economically unlock known low-grade copper primary sulphide resources, copper bearing waste and tailings, and achieve higher copper recoveries on oxide and transitional material, allowing for a significantly increased copper production outcome.
  One of the key differentiators of NutonTM is the potential to deliver leading environmental performance, including more efficient water usage, lower carbon emissions, and the ability to reclaim mine sites by reprocessing mine waste.

MacArthur Project

We are continuing our project development work on the MacArthur oxide project without interruption. Subsequent to our upgraded MacArthur resource estimate in January, main focus areas are on environmental baseline and permitting, metallurgical analysis, and general design-work. Some additional drilling will be conducted in order to continue upgrading the oxide resource, along with technical drilling for geotechnical and groundwater monitoring purposes. We will continue to advance the MacArthur oxide project in parallel with the NutonTM testing for additional sulphide and transitional mineral resources, and we are confident that our continued project work will increase the confidence in MacArthur as an economic project.

As NutonTM technology is tested with Rio Tinto, Lion CG will be looking to integrate this technology into advancing the MacArthur Project itself. We are hopeful that NutonTM will provide a significant upgrade to scope and economics of the MacArthur Project as currently envisioned.

Exploration Activity

In a land position as extensive as ours, we see great exploration potential beyond the currently known limits of MacArthur, Yerington, and even Bear. We have assembled and prioritized approximately twenty high priority exploration targets on our land package, and will be working with Rio Tinto to prioritize and evaluate these. It is interesting to note that these exploration targets are based largely on legacy drilling, trenching, and assaying conducted by Anaconda Copper Mining Company; legacy information which has not been followed up on for the last 60 years. We are excited about working with Rio Tinto to better understand this potential.

Water Rights

Lion CG continues to work toward receiving extensions from the State of Nevada for its water rights permits applicable to Yerington (July 23, 2021 news release). We recognize that water is a critical resource in the region, and we are mindful that rational use of resources, in this case water, is expected of us. We are firm in our position that our existing mining and milling water rights are an integral part of the Mason Valley mining assets and their development and operation.

On Monday, March 28, 2022, we filed our opening brief to educate the court regarding our position in the appeal of the State Engineer's faulty decision. We anticipate the State Engineer's response brief to be filed on or before May 27. While this court action continues, we will work with our resources to encourage a resolution.

We hope to work with the State of Nevada to quickly resolve the extension of our water rights permits, with the State recognizing that Lion CG will continue to beneficially use the water available under the permits based on Lion CG's investment of over US$46M into Mason Valley, and now its strategic transaction with Rio Tinto.

In Summary

Given the agreement with Rio Tinto on our strategic assets in Mason Valley, we believe that Lion CG represents one of the best ways for investors to participate in the future of copper, energy innovation in a circular economy, and the emergence of an important new copper district. Combined with Rio Tinto's leading ESG approaches, there is a strong alignment in advancing the MacArthur Project and in bringing Rio Tinto's NutonTM technology to our properties. We are excited about what the next stages will mean for the company.

Sincerely,

C. Travis Naugle
CEO
Lion Copper and Gold Corp.

Email: travis@lioncg.com

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